ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

Michael R. Littenberg

T +1 212 596 9160

Michael.Littenberg@ropesgray.com

January 19, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E. Washington, D.C. 20549

Attention: Gary Newberry, Mary Mast,
                 Joshua Gorsky and Tim Buchmiller

Re:	TerrAscend Corp.

Amendment No. 1 to Registration Statement on Form 10-12G

Filed on December 22, 2021

File No. 000-56363

Ladies and Gentlemen:

On behalf of TerrAscend Corp. (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, we are filing with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the above-referenced registration statement on Form 10 (“Amendment No. 1”). Amendment No. 2 reflects revisions to Amendment No. 1 made in response to the comment letter to Keith Stauffer of the Company, dated January 4, 2022, from the staff of the Commission (the “Staff”), as well as certain other updated information. The Company confirms that as of the date of this letter it is an “emerging growth company,” as defined in Section 3(a)(80) of the Exchange Act.

A marked copy showing changes from Amendment No. 1 are being furnished supplementally for the convenience of the Staff.

For reference purposes, the comments contained in the Staff’s letter dated January 4, 2022, are reproduced below in italics and the corresponding responses are shown below the applicable comment. All references to page numbers in the Company’s responses are to the page numbers in Amendment No. 2. Terms not defined herein have the meaning assigned to them in Amendment No. 2.

Amendment No. 1 to Form 10-12G Filed December 22, 2021

Item 1. Business

Overview

Business of Gage, page 6

1.	We note your response to prior comment 4 and your revised disclosure on page 7 regarding Gage's business activities and scope of operations. Please revise this disclosure further to make clear whether Gage itself cultivates or sells cannabis products, or both. Furthermore, please provide more detail regarding the types of "support services" Gage provides to license holders and the nature of Gage's "existing provisioning centers." Please also explain further the nature of the relationship between Gage and the license holders.

Response to Comment 1: In response to the Staff’s comment, the Company has revised its disclosure on page 7 of Amendment No. 2 to clarify that Gage does not directly engage in the cultivation, manufacture, importation, possession, sale or distribution of cannabis products in the US. Gage, through its subsidiaries, provides various management, business consulting, accounting, administrative, human resources/personnel services, intellectual property, licensing, equipment, technological, financial, construction and real estate-related support services to licensed Gage-brand cannabis cultivators, processors, and provisioning centers, and Cookies-branded provisioning centers, in the State of Michigan, operated by the license holders. The Company has also revised its disclosure on page 7 of Amendment No. 2 regarding the support services Gage provides to the license holders, Gage’s relationship with the license holders and the nature of Gage’s existing provisioning centers.

Reconciliation of Non-GAAP Measures, page 60

2.	We acknowledge the changes made in response to prior comment 10. It appears the adjustment related to fees for services related to licenses may occur in your future operations and would not comply with C&DI 100.01. Please confirm you will revise in future filings to eliminate the adjustment or tell us why you believe the adjustment is appropriate.

Response to Comment 2: In response to the Staff’s comment, the Company acknowledges that recurring costs to acquire future licenses that are core to the Company’s strategic initiatives would not be considered as Non-GAAP adjustments to EBITDA, and intends to comply with C&DI 100.01. The Company has not adjusted EBITDA for recurring fees incurred to acquire licenses in any prior period and will not do so in the future. The costs incurred relating to the NJ success fee payments, however, were one time in nature and non-recurring. Management assessed these specific fees under ASC 350, Intangibles – Goodwill and Other, and while the NJ license met the definition of an intangible asset, the success fee payments were associated with services provided by the NJ minority partner, not part of acquisition costs, and fell outside the scope of the related sub topics of the ASC. The NJ arrangement was unique to the Company and the terms and conditions, such as the joint development of the license rather than an acquisition of the license by the Company and the related success fee payments, were not typical and are not expected to be a common feature of the Company’s business operations going forward. The Company does not anticipate incurring future success fee payments related to license acquisitions because it typically gains access to licensing through acquisitions of existing operations in a state rather than initiating the license application process directly in states in which the Company operates. All license acquisition costs incurred by the Company for licenses acquired in other U.S. markets have been evaluated under the lens of ASC 350 and are reflected in the financial results of the Company, and are not adjusted.

Item 7. Certain Relationships and Related Transactions, Director Independence

Related Person Transaction Policy, page 83

3.	We note your response to prior comment 14 and your revised disclosure on page 83 of the Amendment noting that the related party transaction policy will require "employees, officers and directors [to] report any proposed Related Party Transaction to the Company's legal department, which will in turn refer such proposal to the Audit Committee for consideration." Please revise this disclosure further to include the standards that will be applied by the Company's legal department and Audit Committee in determining whether to approve any of the transactions described in this section.

Response to Comment 3: In response to the Staff’s comment, the Company has revised its disclosure on page 83 of Amendment No. 2 to include the standards that will be applied by the Company’s legal department and Audit Committee in determining whether to approve any of the transactions described in Item 7 of Amendment No. 2.

Item 8. Legal Proceedings

PharmHouse and 261 Matter, page 86

4.	We note your response to prior comment 15 and your revised disclosure on page 86 of the Amendment regarding the initial and recommenced 261 Claims. Please revise your disclosure further to explain how the recommenced 261 Claim is not affected by the Settlement Agreement even though the recommenced 261 Claim contains "the same factual allegations as the 261 Claim, the same legal claims and the same relief sought.”

Response to Comment 4: In response to the Staff’s comment, the Company has revised its disclosure on page 86 of Amendment No. 2 to explain how the recommenced 261 Claim is not affected by the Settlement Agreement even though the recommenced 261 Claim contains the same factual allegations as the 261 Claim, the same legal claims and the same relief sought, as the plaintiff in the recommenced 261 Claim is not a party to the Settlement Agreement and the Ontario Superior Court of Justice held that nothing in the Settlement Agreement releases or compromises any of the claims or causes of action asserted in the recommenced 261 Claim.

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We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to call me at 212-596-9160, William J. Michener at 617-951-7247 or Kelly Finn at 617-951-7363 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Michael R. Littenberg

Michael R. Littenberg

cc:	Keith Stauffer (TerrAscend Corp.)

William J. Michener (Ropes & Gray LLP)

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